211 North Broadway Suite 2600 Saint Louis, Missouri 63102

August 31, 2015

VIA EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Foresight Energy LP
Request for Acceleration of Effectiveness of Registration Statement on Form S-3
File No. 333-205438

Ladies and Gentlemen:

On behalf of Foresight Energy LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:30 pm, Washington, D.C. time, on September 1, 2015, or as soon thereafter as practicable.

The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has been transmitted via EDGAR. If you need additional information, please contact Kimberly C. Petillo-Décossard (212) 701-3265 of Cahill Gordon & Reindel LLP.

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FORESIGHT ENERGY LP

By:	/s/ Robert D. Moore
Name:	Robert D. Moore
Title:	President and Chief Executive Officer

cc:	Oscar Martinez (Foresight Energy LP)
Rashda M. Buttar (Foresight Energy LP)
William J. Miller (Cahill Gordon & Reindel LLP)
Kimberly C. Petillo-Décossard (Cahill Gordon & Reindel LLP)
E. Ramey Layne (Vinson & Elkins LLP)